Exhibit 99.2

Management’s Discussion and Analysis
(in United States Dollars, unless otherwise stated)

For the year ended December 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
HIGHLIGHTS	4
OUTLOOK AND STRATEGY	5
YOUNG-DAVIDSON	6
EL CHANATE	8
EXPLORATION REVIEW	10
SUMMARIZED FINANCIAL AND OPERATING RESULTS	11
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	15
CONSOLIDATED EXPENSES	16
CONSOLIDATED INCOME TAX EXPENSE	17
FINANCIAL CONDITION	18
LIQUIDITY AND CAPITAL RESOURCES	19
CONTRACTUAL OBLIGATIONS	21
OUTSTANDING SHARE DATA	21
OFF-BALANCE SHEET ARRANGEMENTS	21
FINANCIAL INSTRUMENTS	21
TRANSACTIONS WITH RELATED PARTIES	22
EVENTS AFTER THE REPORTING PERIOD	22
NON-GAAP MEASURES	22
RISKS AND UNCERTAINTIES	25
CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES	29
CONTROLS AND PROCEDURES	32
CAUTIONARY NOTE TO U.S. INVESTORS	33
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	33

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated February 19, 2015, relates to the financial condition and results of the consolidated operations of AuRico Gold Inc. (the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2014 and 2013, and notes thereto. The consolidated financial statements for the years ended December 31, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollar” or “$”), unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document. U.S. investors are also advised to refer to the section entitled Cautionary Note to U.S. Investors on page 33.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a Canadian gold producer with mines and projects in North America. The Company’s operations include the Young-Davidson mine in Ontario, Canada and the El Chanate mine in Sonora, Mexico. The Company’s project pipeline also includes exploration and development opportunities in Canada and Mexico.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). Further information about AuRico Gold Inc. can be found in the Company’s regulatory filings, including the Annual Information Form for the year ended December 31, 2014, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During 2014, the London PM Fix price of gold averaged $1,266 per ounce, a 10% decrease from the London PM Fix average of $1,411 during 2013. During 2014, daily London PM Fix prices ranged between $1,142 and $1,385 per ounce.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs and cash flow. The Mexican peso and Canadian dollar averaged approximately 13.3 to 1.0 US dollar and 1.1 to 1.0 US dollar, respectively, in 2014, compared to average rates of 12.8 to 1.0 US dollar and 1.03 to 1.0 US dollar, respectively, in 2013.

For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 25.

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2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

(in thousands, except ounces, all-in sustaining costs and total cash costs)
	Year Ended	Year Ended
	December 31	December 31	Change	Change
	2014	2013
Gold ounces produced(1)	224,032	161,100	62,932	39%
Pre-production gold ounces produced(1)	-	31,502	(31,502)	-100%
Total gold ounces produced	224,032	192,602	31,430	16%
Revenue from mining operations	$291,182	$227,631	$63,551	28%
Loss from operations	$(154,705)	$(178,087)	$23,382	13%
Net loss from operations	$(169,648)	$(176,770)	$7,122	4%
Operating cash flow	$60,414	$63,266	$(2,852)	-5%
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)(3)(4)	$779	$676	$103	15%
All-in sustaining costs per gold ounce sold, net of by-product revenues and NRV adjustments(1)(2)(4)	$1,200	$1,181	$19	2%
(1)

The Young-Davidson underground mine declared commercial production on October 31, 2013, and therefore, all underground ounces are excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. Pre-production ounces produced and sold are excluded from consolidated ounces produced and sold as the revenue from these ounces was credited against capitalized project costs.

(2)	See the Non-GAAP Measures section on page 22.
(3)

For 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate and Young-Davidson mines. For 2013, cash costs per gold ounce were calculated using gold ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine.

(4)

For further discussion on the net realizable value ("NRV") adjustments recognized on ore inventories at the Young-Davidson and El Chanate mines during the quarter and annual periods, refer to pages 7 and 9, respectively.

ANNUAL DEVELOPMENTS

-

On February 19, 2015, the Company reported proven and probable reserves of 6.3 million gold ounces, a 0.2 million ounce decrease from the 6.5 million gold ounces reported in 2013. The decrease is due to mining depletion at all operating mines and a reduction in overall slope angles at El Chanate, partially offset by an increase in underground ounces at Young- Davidson.

-	On February 19, 2015, the Company’s Board of Directors approved a dividend of $0.023 per share, payable to shareholders of record on March 2, 2015.

-

On January 21, 2015, the Company announced an initial National Instrument 43-101 compliant indicated resource of 2.1 million gold equivalent ounces and an inferred resource of 3.4 million gold equivalent ounces at the Kemess East deposit, located one kilometre east of the previously delineated Kemess Underground deposit and 6.5 kilometres north of the Kemess mill facility. The Kemess Property is located in north-central British Columbia, Canada, approximately 430 kilometres northwest of Prince George.

-

On January 14, 2015, the Company finalized the agreement to terminate the deferred cash payment arrangement (“retained interest royalty”) with Crocodile Gold Corporation. As consideration for this termination, the Company received $20 million Canadian dollars (“CAD”) in cash and net smelter royalties on future production from the Fosterville and Stawell mines of 2% and 1%, respectively.

-	On November 20, 2014, the Company completed a private placement with Carlisle Goldfields Limited (“Carlisle”) in which the Company invested CAD $5.6 million in exchange for 19.9% of the outstanding common shares of Carlisle. In conjunction with the private placement, the Company entered into an agreement on November 11, 2014 with respect to Carlisle’s Lynn Lake Gold Camp (“Lynn Lake Project”), located in Lynn Lake, Manitoba, pursuant to which the Company acquired a 25% interest in the Lynn Lake Project for an initial cash contribution of CAD $5.0 million.

-

On November 6, 2014, the Company’s Board of Directors approved a dividend of $0.00225 per share, payable to shareholders of record on November 17, 2014, and paid on December 1, 2014. On August 7, 2014, the Company’s Board of Directors approved a dividend of $0.00375 per share, payable to shareholders of record on August 18, 2014, and paid on September 2, 2014. On May 8, 2014, the Company’s Board of Directors approved a dividend of $0.02 per share, payable to shareholders of record on May 20, 2014, and paid on June 3, 2014.

-

On April 3, 2014, the Company paid $173.0 million, including $0.03 million of accrued interest, to complete the cash tender offer initially announced on March 6, 2014 to redeem the outstanding convertible senior notes. The consideration offered and paid was $1,040 per $1,000 note outstanding plus accrued and unpaid interest to the payment date. The Company received tender offers for $166.4 million of the $167.0 million principal amount outstanding.

-

On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes due 2020. The notes were issued with a coupon of 7.75% and sold at 96.524% of par, resulting in net proceeds to the Company of $304.1 million. The Company repaid the $75.0 million drawn against the credit facility on March 28, 2014 after the completion of the senior secured notes offering. The completion of this offering enabled the Company to extend the maturity date of outstanding debt and provides additional cash for general corporate purposes, which may include funding capital expenditures to support organic growth.

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2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost gold producer focused on growth in North America. The Company’s mission is to deliver superior shareholder value by building a culture of excellence in every aspect of what we do, through organic growth, exploration, accretive industry consolidation, and commitment to socially responsible practices within the communities in which we work. The Company will continue to optimize its operations to deliver reliable, consistent and sustainable performance over the life of its mining operations. The Company’s focus is on the production of high margin ounces combined with a disciplined approach to cost containment and capital spending along with a commitment to shareholder value creation.

In 2014, the Company continued to advance underground development at Young-Davidson to optimize the exploitation of ore reserves, which is expected to position the mine for sustainable, period-over-period, productivity increases in 2015 and beyond. The shaft hoisting system has, and will continue to, facilitate significant increases in underground activities and corresponding cost efficiencies. During the year, accelerated capital investment initiatives supported higher than expected productivity throughout the underground operation and resulted in Young-Davidson exceeding the year-end target of 4,000 tonnes per day (“TPD”). With productivity remaining ahead of schedule, the operation is well positioned to achieve the 2015 year-end target of 6,000 TPD and an ultimate productivity level of 8,000 TPD at the end of 2016. During 2015, Young-Davidson is anticipated to produce between 160,000 and 180,000 ounces, a 2% to 15% increase over 2014 production. Capital expenditures are expected to decrease by up to 37% in 2015, and will continue to focus on advancing underground development.

Young-Davidson open pit mining operations ceased during the second quarter of 2014 as the short-life open pit was fully depleted. As of December 31, 2014, approximately 2.5 million tonnes of open pit ore, at an average grade of 0.75 grams per tonne, was stockpiled ahead of the mill facility for future processing. Going forward, mill feed from the underground mine will be supplemented by the stockpiled ore while underground mining levels ramp up to mill capacity.

Production from the El Chanate mine is expected to be between 65,000 and 75,000 ounces in 2015, consistent with production in 2014. Capital expenditures are anticipated to decrease by up to 33% in 2015, reflecting reduced year-over-year open pit stripping requirements.

During 2015, the Company expects to produce 225,000 to 255,000 ounces of gold on a consolidated basis at all-in sustaining costs of approximately $1,000 to $1,100 per gold ounce, representing up to a 14% increase over 2014 production. Mine site capital expenditures for 2015 are forecasted to be approximately $102.5 million to $115.0 million, a decline of up to 36% from 2014. Consolidated operating cash flows are expected to improve in 2015, mainly driven by forecasted margin improvements at Young-Davidson due to the ramp up of the underground mine and a weak Canadian dollar.

The Company expects to spend approximately $12.0 million to $23.0 million on exploration during 2015. The exploration program will focus on upgrading and increasing mineral resources at the Company’s Kemess and Lynn Lake projects, in addition to the Company’s existing operations.

During 2014, the London PM Fix price of gold averaged $1,266 per ounce, a 10% decrease from the London PM Fix average of $1,411 during 2013. At current gold prices, operating cash flow from the Company’s operating mines is forecasted to be sufficient to fund all capital expenditures and mine site exploration. The Company has the ability to fund any shortfall with cash on hand, and also has the full capacity available under its $150.0 million credit facility.

On February 19, 2015, the Company provided 2015 guidance for the El Chanate and Young-Davidson mines. The press release is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

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2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

The Company owns the Young-Davidson mine, located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 4,733 hectares and is situated on the site of two past producing mines that produced one million ounces during the 1930s – 1950s. The Young-Davidson open pit mine achieved commercial production on September 1, 2012, upon the completion of construction activities associated with surface infrastructure and the processing plant, and upon achieving sustained targeted daily tonnage rates in both the open pit and mill. On October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine following the commissioning of the shaft hoisting system.

In January 2014, the Young-Davidson paste backfill plant was commissioned and completed its first pour. In 2012, the mine plan was re-engineered to utilize paste backfill to allow for significantly improved mining recovery and reduced dilution.

In February 2014, the Company received the necessary permits to increase the daily processing limit of the Young-Davidson mill facility to 10,000 TPD from the previous 8,000 TPD. While the mill facility is expected to average approximately 8,000 TPD in 2015, this future increase in throughput capacity will provide considerable flexibility as the underground mine continues ramping up to its target of 8,000 TPD at the end of 2016. This productivity upgrade provides organic growth optionality that could permit early treatment of the longer term stockpile inventory, and potentially enhance the Company’s future cash flow profile.

YOUNG-DAVIDSON OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2014	2013	2014	2013
Underground Operations
Tonnes of ore mined	380,922	238,321	1,288,295	616,961
Average grade of gold(1)	3.05	3.10	3.07	2.83
Metres developed	3,438	2,986	14,024	9,992
Open Pit Operations
Total tonnes mined	-	3,247,496	3,392,509	12,220,056
Tonnes of ore mined	-	730,677	1,343,083	3,202,358
Average grade of gold(1)	-	1.04	0.99	1.16
Tonnes stockpiled ahead of the mill	2,495,739	2,734,347	2,495,739	2,734,347
Average grade of gold(1)	0.75	0.81	0.75	0.81
Mill Operations
Tonnes of ore processed	713,676	641,114	2,812,954	2,482,305
Average grade of gold(1)	1.97	2.04	1.97	1.79
Average gold recovery rate	88%	88%	88%	87%
Gold ounces produced	40,945	29,597	156,753	89,236
Pre-production gold ounces produced(2)	-	3,509	-	31,502
Total gold ounces produced	40,945	33,106	156,753	120,738
Gold ounces sold	42,143	24,831	161,591	88,878
Pre-production gold ounces sold(2)	-	3,416	-	31,839
Total gold ounces sold	42,143	28,247	161,591	120,717
(1)	Grams per tonne.
(2)	Includes all underground ounces produced and sold prior to declaration of commercial production on October 31, 2013.

The Company mined 380,922 ore tonnes, or 4,140 TPD, from the Young-Davidson underground mine during Q4 2014, at a grade of 3.05 gold grams per tonne, exceeding the year-end target of 4,000 TPD. During the year ended December 31, 2014, the Company mined 1,288,295 ore tonnes, or 3,530 TPD, at a grade of 3.07 gold grams per tonne. Mining rates increased significantly from the 2,590 TPD and 1,690 TPD realized during the quarter and year ended December 31, 2013, respectively, due to the commissioning of the mid-shaft crushing and hoisting system and the declaration of commercial production in the fourth quarter of 2013, in addition to planned productivity improvements. Further productivity improvements in 2015 are anticipated to position the Company to achieve targets of 6,000 TPD by the end of 2015 and 8,000 TPD by the end of 2016.

The Young-Davidson open pit mine ceased operations in early June 2014 when it reached the end of its planned life. Prior to ceasing operations, the Company mined 1,343,083 ore tonnes in the open pit in 2014 at a grade of 0.99 gold grams per tonne. At the end of Q4 2014, the Company had 2,495,739 tonnes of low grade open pit ore stockpiled ahead of the mill at an average grade of 0.75 gold grams per tonne.

During Q4 2014, the Company processed 713,676 tonnes, or 7,757 TPD, at the Young-Davidson mill facility, with gold grades averaging 1.97 grams per tonne, representing an 11% increase over the 641,114 tonnes processed in Q4 2013. The increased throughput resulted from continued operating efficiencies, and was also enabled by the receipt of the 10,000 TPD permit. Mill recoveries during the fourth quarter were 88%, consistent with the same period in the prior year. During the year ended December 31, 2014, the Company processed 2,812,954 tonnes, or 7,707 TPD, at the Young-Davidson mill facility, with gold grades averaging 1.97 grams per tonne. This represents a 13% increase over the 2,482,305 tonnes processed in the same period of the prior year.

6

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Young-Davidson produced 40,945 gold ounces during Q4 2014 compared to 33,106 total ounces produced in Q4 2013. This significant increase in production was due to the higher mill throughput as described above. The benefit of increased high grade underground ore processed was partially offset by a decrease in the grade of open pit stockpiled ore processed. Q4 2014 represents the eleventh consecutive quarterly increase in gold production at Young-Davidson. During the year ended December 31, 2014, Young-Davidson produced 156,753 gold ounces compared to 120,738 produced during the prior year. This result was consistent with the Company’s 2014 guidance for Young-Davidson of 140,000 to 160,000 gold ounces produced during the year.

YOUNG-DAVIDSON FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2014	2013	2014	2013
Revenue from mining operations	$51,057	$31,420	$204,923	$124,439
Production costs	$30,517	$30,679	$138,159	$76,356
Refining costs	$73	$52	$195	$159
Amortization and depletion	$20,153	$22,133	$97,820	$47,385
Earnings / (loss) from operations	$79	$(24,393)	$(31,486)	$(2,410)
Cash flow from operations	$32,038	$10,063	$63,062	$56,442
Capital expenditures	$(22,913)	$(48,737)	$(137,174)	$(195,233)
Net free cash flow(1)	$9,125	$(38,674)	$(74,112)	$(138,791)
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)	$719	$850	$825	$744
Cash costs per gold ounce, net of by-product revenues(1)(2)	$719	$1,179	$845	$857
(1)	See the Non-GAAP Measures section on page 22.
(2)	For 2014, cash costs per gold ounce are calculated based on ounces sold. For 2013, cash cost per gold ounces are calculated based on ounces produced.

During Q4 2014, Young-Davidson recognized revenue of $51.1 million and earnings from operations of $0.1 million compared to revenues of $31.4 million and a loss from operations of $24.4 million in Q4 2013. Revenues increased in Q4 2014 as a result of increased gold ounces sold, partially offset by lower realized gold prices. In addition, in Q4 2013, revenue associated with underground pre-production ounces sold prior to the declaration of commercial production on October 31, 2013 was credited against capitalized costs. In 2014, Young-Davidson recognized revenue of $204.9 million and a loss from operations of $31.5 million.

Q4 2014 production costs were $30.5 million compared to $30.7 million in the fourth quarter of 2013. In addition, Q4 2014 cash costs per gold ounce, net of by-product revenues and NRV adjustments, were $719, representing a 15% decrease from the same period in 2013. The decreased cost per ounce was due primarily to the increase in the underground contribution to overall site production, and the favourable weakening of the Canadian dollar in the current quarter as compared to the prior year.

Production costs for the year ended December 31, 2014 were $138.2 million compared to $76.4 million in 2013. Production costs increased due to the addition of underground costs subsequent to the declaration of commercial production on October 31, 2013. Prior to that date, production costs related to underground ounces produced were capitalized. In 2014, cash costs per gold ounce, net of by-product revenues and NRV adjustments, were $825; an 11% increase from 2013 and 3% higher than the Company’s 2014 guidance of $800 per ounce. The increased cost per ounce was due primarily to a higher open pit operating strip ratio, higher open pit mining cost per tonne and lower grade of open pit ore processed, partially offset by the weakened Canadian dollar during the year.

During the year, the Company recognized net non-cash NRV adjustments of $5.5 million on low grade long-term stockpile inventory due to a decline in the price of gold. Of this amount, $3.3 million was recognized in production costs and $2.2 million was recognized in amortization and depletion. During 2013, as a result of a decrease in the gold price and higher estimated future processing costs, the Company recognized an NRV adjustment of $16.6 million, of which $10.0 million was recognized in production costs and $6.6 million was recognized in amortization and depletion.

The loss from operations in the year ended December 31, 2014 resulted from higher production costs and amortization and depletion expense as compared to the same period in 2013. Amortization and depletion expense increased due to the addition of depletion expense from the underground mine, and the depletion of stripping costs capitalized in prior periods as the open pit approached the end of its mine life. Amortization and depletion expense per ounce declined in the second half of 2014, subsequent to the cessation of mining in the open pit.

The Company reported a $21.9 million quarter-over-quarter increase in operating cash flow driven by the increased production noted previously, and a decline in operating costs per ounce. During Q4 2014, the Young-Davidson mine also generated net free cash flow of $9.1 million. Capital expenditures in Q4 2014 included $9.6 million in site infrastructure, and $13.3 million in underground development. During the year ended December 31, 2014, capital expenditures at Young-Davidson of $137.2 million exceeded operating cash flow of $63.1 million resulting in negative net free cash flow of $74.1 million. Capital expenditures in the year ended December 31, 2014 included $56.5 million in site infrastructure, $78.6 million in underground development, and $2.1 million in capitalized borrowing costs. During 2014, $17.7 million of construction-related accounts payable balances from 2013 were paid and included in capital expenditures.

As a result of accelerated capital investment during the first nine months of the year the Company increased its 2014 capital expenditure forecast at Young-Davidson on August 7, 2014, from approximately $110 million to approximately $135 million. Accelerated capital investment initiatives included underground development rates exceeding plan and the sinking of the MCM shaft being ahead of schedule. Full year capital expenditures, after adjusting for $2.1 million of capitalized borrowing costs, were consistent with the revised guidance.

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2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE

The Company owns the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.

EL CHANATE OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2014	2013	2014	2013
Open Pit Operations
Total tonnes mined	8,243,372	9,060,830	34,073,324	35,666,946
Tonnes of ore mined	1,765,835	2,213,858	8,683,292	9,111,448
Capitalized stripping tonnes	4,752,524	4,348,728	14,582,767	17,297,066
Average grade of gold(1)	0.59	0.56	0.50	0.56
Tonnes stockpiled ahead of the heap leach pad	31,466	194,688	31,466	194,688
Average grade of gold(1)	0.70	0.60	0.70	0.60
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,532,859	1,623,098	6,788,223	6,725,081
Average grade of gold processed(1)	0.64	0.69	0.60	0.70
Tonnes of low grade ore placed on the heap leach pad	231,836	566,193	2,058,289	2,342,861
Average grade of gold processed(1)	0.20	0.19	0.20	0.19
Total tonnes of ore processed	1,764,695	2,189,291	8,846,512	9,067,942
Average grade of gold processed(1)	0.58	0.56	0.50	0.57
Gold ounces produced	15,638	16,420	67,279	71,864
Gold ounces sold	16,506	15,024	66,375	72,035
(1)	Grams per tonne.

During Q4 2014, the Company mined 8,243,372 tonnes at the El Chanate open pit, including 1,765,835 ore tonnes, at an average grade of 0.59 gold grams per tonne. During 2014, the Company mined 34,073,324 tonnes, including 8,683,292 ore tonnes, at an average grade of 0.50 gold grams per tonne. While ore tonnes mined remained relatively consistent year-over-year, the decrease in average grades during 2014 compared to the prior year was due to mine sequencing.

Capitalized stripping activities totaled 4,752,524 and 14,582,767 tonnes during Q4 2014 and the year ended December 31, 2014, respectively, compared to 4,348,728 and 17,297,066 tonnes during the same periods in 2013, respectively. The decrease during 2014 was due to the completion of the southeast push-back of the pit in 2013. Stripping activities at El Chanate represented a capital investment of $7.6 million during the fourth quarter of 2014, compared to an investment of $6.3 million in Q4 2013.

The Company crushed and placed 1,532,859 tonnes of open pit ore on the heap leach pad in Q4 2014, at an average rate of 16,662 TPD, compared to the average rate during Q4 2013 of 17,642 TPD. During Q4 2014, the Company also placed 231,836 tonnes of low grade run-of-mine material on the heap leach pad. Total tonnes processed in Q4 2014 of 1,764,695 tonnes, or 19,181 TPD, were lower than total tonnes processed in Q4 2013 of 2,189,291, primarily due to the decrease in low grade run-of-mine ore. During 2014, the Company crushed and placed 6,788,223 tonnes of ore at an average rate of 18,598 TPD, consistent with the 18,425 TPD stacking rate in 2013.

The grade of ore crushed and placed averaged 0.64 gold grams per tonne during Q4 2014 compared to an average grade of 0.69 gold grams per tonne in Q4 2013. Annual grades crushed and placed in 2014 averaged 0.60 gold grams per tonne compared to an average grade of 0.70 gold grams per tonne in 2013. The variances in grades in the current year periods versus prior year periods were largely due to the effects of mine sequencing. During Q4 2014, the grade of all material processed, including run-of-mine material, averaged 0.58 grams per tonne placed compared to 0.56 grams per tonne placed in Q4 2013.

During the quarter and year-to-date, El Chanate produced 15,638 and 67,279 gold ounces, respectively, compared to production of 16,420 and 71,864 gold ounces in the same periods of the prior year. The decrease period-over-period is primarily a result of the lower grade of crushed ore placed in 2014 as compared to the prior year. Total 2014 production was slightly below the lower end of the Company’s 2014 guidance of 70,000 ounces produced.

8

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2014	2013	2014	2013
Revenue from mining operations	$20,137	$19,362	$86,259	$103,192
Production costs	$26,745	$29,293	$61,150	$71,625
Refining costs	$107	$87	$400	$367
Amortization and depletion	$9,868	$5,451	$23,262	$17,836
Loss from operations(1)	$(107,523)	$(91,343)	$(90,243)	$(143,632)
Cash flow from operations	$3,176	$4,794	$15,737	$33,425
Capital expenditures(2)	$(8,689)	$(10,282)	$(29,611)	$(44,088)
Net free cash flow(3)	$(5,513)	$(5,488)	$(13,874)	$(10,663)
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(3)	$816	$615	$669	$592
Cash costs per gold ounce, net of by-product revenues(3)	$1,486	$1,491	$852	$813
(1)	Earnings from operations includes general and administrative expenses and impairment charges.
(2)	Capital expenditures include $3.4 million and $5.1 million in exploration expenditures for the years ended December 31, 2014 and 2013, respectively.
(3)	See the Non-GAAP Measures section on page 22.

The Company recognized revenue at El Chanate of $20.1 million during Q4 2014, compared to revenue of $19.4 million in Q4 2013. During the year ended December 31, 2014, the Company recognized revenue at El Chanate of $86.3 million, compared to revenue of $103.2 million during the year ended December 31, 2013. This annual decrease in revenue was due to a decline in ounces sold in 2014 and a lower average realized gold price.

The Company recognized a loss from operations at El Chanate of $107.5 million during Q4 2014, compared to a loss from operations of $91.3 million in Q4 2013. Included in the loss from operations in Q4 2014 was an impairment charge of $90.0 million that arose primarily from a decrease in gold reserve estimates, an increase in strip ratio, which indicates an increase in the amount of waste tonnes required to access a tonne of ore, and an increase in future processing costs on a per ounce basis. Reserve estimates decreased and the strip ratio increased primarily due to a reduction in overall slope angles. The reduction in planned slope angles came after an external geotechnical review of geotechnical drilling, mapping, and slope performance. The Company also recorded an impairment charge in Q4 2013 of $74.0 million. The loss from operations in Q4 2014 also included a non-cash NRV adjustment on ore inventory of $16.4 million at December 31, 2014, of which $12.7 million was recognized in production costs and $3.7 million was included in amortization and depletion. The NRV adjustment was caused by a decrease in estimated future gold prices and an increase in future estimated processing costs. In Q4 2013, El Chanate recorded an NRV adjustment of $21.0 million, of which $19.3 million was recognized in production costs and $1.7 million was included in amortization and depletion.

Losses from operations in the year ended December 31, 2014 were $90.2 million, compared to prior year losses from operations of $143.6 million. This reduction in losses resulted primarily from larger impairment charges and NRV adjustments in 2013, offset by lower revenue and production costs. During the year ended December 31, 2013, the Company recorded total impairment charges of $154.0 million at El Chanate. During the year ended December 31, 2014, the Company recorded total NRV adjustments at El Chanate of $18.0 million, compared to total NRV adjustments of $25.5 million recorded during the year ended December 31, 2013. Earnings from operations before impairment charges and NRV adjustments were $18.6 million in 2014 compared to $37.5 million in 2013. This year-over-year decline is due to a decrease in gold ounces sold, a lower average realized gold price, and an increase in amortization and depletion recorded during 2014.

Cash costs per gold ounce, net of by-product revenues and NRV adjustments, were $816 in the fourth quarter of 2014, an increase of 33% over cash costs per gold ounce, net of by-product revenues and NRV adjustments, of $615 in the fourth quarter of 2013. The quarter-over-quarter increase was due to an increase in the average cost of ore inventories, which resulted from lower grades stacked in the first half of the year and an increase in the operating strip ratio. Cash costs per gold ounce, net of by-product revenues and NRV adjustments, were $669 in 2014, an increase of 13% over cash costs per gold ounce, net of by-product revenues and NRV adjustments, of $592 in the same period of prior year. El Chanate’s cash costs were consistent with the Company’s 2014 guidance of between $625 and $725 per ounce.

During Q4 2014, capital expenditures of $8.7 million at El Chanate exceeded operating cash flows of $3.2 million, resulting in negative net free cash flow of $5.5 million. Capital expenditures in Q4 2014 included $7.6 million in capitalized stripping activities, $0.4 million in other sustaining capital and optimization initiatives, and $0.7 million in exploration expenditures. During the year ended December 31, 2014, capital expenditures at El Chanate of $29.6 million exceeded operating cash flows of $15.7 million, resulting in negative free cash flow of $13.9 million. Operating cash flow in 2014 was impacted by a delay in the collection of $3.3 million related to 2013 income taxes receivable. Capital expenditures at El Chanate in 2014 included $23.5 million in capitalized stripping activities, $2.7 million in other sustaining capital and optimization initiatives, and $3.4 million in exploration expenditures. Excluding $3.4 million of exploration expenditures, total capital expenditures at El Chanate were $26.2 million, 5% higher than the Company’s 2014 guidance of approximately $25 million.

9

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

EXPLORATION REVIEW

On February 19, 2015, the Company reported updated reserves and resources as at December 31, 2014. Further details on the updated reserves and resources by category can be found in the Company’s February 19, 2015 press release or in the Company’s Annual Information Form, both of which can be found on the Company’s website at www.auricogold.com.

KEMESS

During Q4 2014, the Company continued an exploration program at Kemess East (located approximately one kilometre from the Kemess Underground Project). In Q4 2014, the Company completed 251 metres of drilling and an airborne geophysical survey totaling 1,111 line kilometres.

On January 21, 2015, the Company announced an initial National Instrument 43-101 compliant indicated resource of 2.1 million gold equivalent ounces and an inferred resource of 3.4 million gold equivalent ounces at the Kemess East deposit. Further details can be found in the Company’s January 21, 2015 and February 19, 2015 press releases, or in the Company’s Annual Information Form, all of which can be found on the Company’s website at www.auricogold.com.

EL CHANATE

During Q4 2014, the Company completed 13 holes consisting of 1,836 metres of reverse circulation drilling, and 6 core holes consisting of 1,663 metres of drilling northwest and southeast of the open pit along the trend of the El Chanate deposit.

During Q4 2014, geological field work continued on the El Chanate extension. This work was conducted in connection with the Company’s option to earn a 70% interest in claims along the Chanate Fault to the northwest of the mine.

LYNN LAKE

On November 11, 2014, the Company announced a strategic partnership with Carlisle in the Lynn Lake Gold Camp (“Lynn Lake Project”). Under the agreement the Company has acquired a 25% interest in the Lynn Lake Project for an initial cash contribution of CAD $5.0 million and can earn up to a 60% interest by funding CAD $20.0 million on the project over a three-year period and delivering a feasibility study within that time period.

LAS LAJAS PROJECT

During Q4 2014, the Company continued geological mapping and trenching.

SANTA FE PROJECT

During Q4 2014, the Company drilled 12 diamond drill holes consisting of 1,983 metres. The target on this property is low sulfidation epithermal gold and silver mineralization typical of this deposit type in the Sierra Madre region of Mexico.

10

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices, all-in sustaining costs and total cash costs)
	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2014	2013	2012
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Gold ounces produced(1)	224,032	161,100	100,284
Gold ounces sold(1)	227,966	160,913	94,422
Pre-production gold ounces produced(1)	-	31,502	26,999
Pre-production gold ounces sold(1)	-	31,839	17,505
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)(3)(4)	$779	$676	$536
Cash costs per gold ounce, net of by-product revenues(1)(2)(3)(4)	$847	$837	$536
All-in sustaining costs per gold ounce sold, net of by-product revenues and NRV adjustments(1)(3)(4)	$1,200	$1,181	$1,259
All-in sustaining costs per gold ounce sold, net of by-product revenues(1)(3)(4)	$1,268	$1,342	$1,259
Revenue from mining operations	$291,182	$227,631	$163,622
Production costs(2)(5)	$199,309	$147,981	$61,599
Loss from operations(2)	$(154,705)	$(178,087)	$(96,884)
Net loss(2)	$(169,648)	$(176,770)	$(99,779)
Net loss per share, basic(2)	$(0.68)	$(0.71)	$(0.35)
Net loss per share, diluted(2)	$(0.68)	$(0.72)	$(0.35)
Earnings before interest, taxes, depreciation, and amortization(3)	$(43,960)	$(109,213)	$(80,043)
Operating cash flow(2)	$60,414	$63,266	$(7,231)
Net free cash flow(3)	$(128,415)	$(186,156)	$(368,731)
Discontinued operations - Ocampo mine, El Cubo mine, and Australian Operations(6)
Gold ounces produced	-	-	123,201
Silver ounces produced	-	-	2,983,924
Gold ounces sold	-	-	123,313
Silver ounces sold	-	-	2,807,754
Cash costs per gold ounce, net of by-product revenues, co-product revenues and NRV adjustments(3)	$-	$-	$478
Cash costs per gold ounce, net of by-product and co-product revenues(3)	$-	$-	$563
Revenue from mining operations	$-	$-	$293,745
Production costs(5)	$-	$-	$155,920
Earnings from operations	$-	$-	$56,320
Net earnings	$-	$-	$131,052
Net earnings per share, basic	$-	$-	$0.46
Net earnings per share, diluted	$-	$-	$0.46
Operating cash flow	$-	$-	$79,071
Net free cash flow(3)	$-	$-	$(64,449)

11

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

	Year Ended	Year Ended		Year Ended
	December 31	December 31		December 31
	2014	2013		2012
Total
Gold ounces produced(1)	224,032	161,100		223,485
Silver ounces produced	-	-		2,983,924
Gold ounces sold(1)	227,966	160,913		217,735
Silver ounces sold	-	-		2,807,754
Pre-production gold ounces produced(1)	-	31,502		26,999
Pre-production gold ounces sold(1)	-	31,839		17,505
Average realized gold price per ounce	$1,265	$1,395		$1,678
Average realized silver price per ounce	$-	$-		$31.16
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)(3)(4)	$779	$676		$503
Cash costs per gold ounce, net of by-product revenues(1)(2)(3)(4)	$847	$837		$551
Revenue from mining operations	$291,182	$227,631		$457,367
Production costs(2)(5)	$199,309	$147,981		$217,519
Loss from operations(2)	$(154,705)	$(178,087)		$(40,564)
Net (loss) / earnings(2)	$(169,648)	$(176,770)		$31,273
Net (loss) / earnings per share, basic(2)	$(0.68)	$(0.71)		$0.11
Net (loss) / earnings per share, diluted(2)	$(0.68)	$(0.72)		$0.11
Operating cash flow(2)	$60,414	$63,266		$71,840
Net free cash flow(3)	$(128,415)	$(186,156)		$(433,180)
Total cash	$89,031	$142,652		$603,401
Cash dividends per share, declared	$0.026	$0.16	$	Nil
(1)

The Young-Davidson open pit mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. The Young-Davidson underground mine declared commercial production on October 31, 2013, and therefore, all underground ounces are excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. Pre-production ounces produced and sold are excluded from consolidated ounces produced and sold as revenue from these ounces was credited against capitalized project costs.

(2)

Certain 2012 information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to note 3(a) to the consolidated financial statements for the year ended December 31, 2013.

(3)	See the Non-GAAP Measures section on page 22.
(4)

For the year ended December 31, 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate and Young-Davidson mines. For the year ended December 31, 2013, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate mine and gold ounces produced at the Young-Davidson mine. For the year ended December 31, 2012, cash costs per gold ounce are calculated using ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville and Stawell mines and ounces produced at the Young-Davidson mine.

(5)	Production costs do not include amortization and depletion or refining costs.
(6)	The Company disposed of the Ocampo, El Cubo, Fosterville and Stawell mines in 2012, and reclassified the results from these operations as discontinued operations.

12

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF ANNUAL FINANCIAL RESULTS

2014 versus 2013

During 2014, the Company sold 227,966 gold ounces at Young-Davidson and El Chanate, compared to sales of 160,913 gold ounces in 2013. Revenue during 2014 increased to $291.2 million, as compared to $227.6 million in 2013. This $63.6 million increase in revenue was due to an increase in ounces sold at the Young-Davidson mine, and was partially offset by lower realized gold prices in 2014. The Company also sold 31,839 pre-production ounces at Young-Davidson during 2013, however, the related revenue was credited against capitalized costs.

The Company recognized a loss from operations of $154.7 million in 2014, compared to a loss from operations of $178.1 million in 2013. During the year ended December 31, 2014, the Company recorded an impairment charge of $90.0 million on property, plant and equipment and mining interests at the El Chanate mine. During the year ended December 31, 2013, the Company recorded impairment charges of $154.0 million on goodwill, property, plant and equipment and mining interests at the El Chanate mine. In addition, the Company recognized NRV adjustments of $23.5 million during the year ended December 31, 2014 compared to total NRV adjustments of $42.1 million during the year ended December 31, 2013.

Before impairment charges and NRV adjustments, losses from operations were $39.5 million in 2014, compared to earnings from operations of $22.6 million in the same period of 2013. The year-over-year reduction in earnings from operations resulted from increased cash costs, as discussed below, and increased amortization and depletion expense during 2014. Amortization and depletion expense increased due to the addition of depletion expense from the Young-Davidson underground mine and the depletion of stripping costs capitalized in prior periods as the Young-Davidson open pit approached the end of its mine life.

During 2014, consolidated cash costs per gold ounce, net of by-product revenues and NRV adjustments, were $779, representing a 15% increase over cash costs per gold ounce of $676 in 2013. This year-over-year increase was primarily due to a higher open pit operating strip ratio, higher open pit mining cost per tonne, and lower grade of open pit ore processed at Young-Davidson. In addition, an increase in the average cost of ore inventories at El Chanate also contributed to the increased cash costs.

The Company reported a net loss of $169.6 million in 2014, compared to a net loss from operations of $176.8 million in 2013. Included in net loss for 2014 was a $28.1 million increase in income tax recovery compared to 2013. This was offset by a $27.4 million increase in other losses, a $2.4 million increase in foreign exchange losses, and a $17.0 million increase in finance costs due to interest on the senior secured notes issued in March 2014. Other losses increased primarily due to a $15.6 million loss on the modification of the Company’s convertible senior notes, which resulted from the cash tender offer announced during Q1 2014, and amortization on the retained interest royalty of $13.3 million.

During 2014, consolidated all-in sustaining costs per gold ounce, net of by-product revenues and NRV adjustments, were $1,200, representing a 2% increase over all-in sustaining costs per gold ounce, net of by-product revenues and NRV adjustments, of $1,181 in 2013. The increase was due to higher Young-Davidson open pit cash costs noted above, partially offset by an increase in gold ounces sold in 2014. The Company’s consolidated all-in sustaining costs per ounce were consistent with 2014 guidance.

In 2014, the Company reported EBITDA of negative $44.0 million, compared to EBITDA of negative $109.2 million in 2013. This increase was primarily due to lower impairment charges recorded in 2014, as discussed previously, and a $63.6 million increase in revenue recorded in the current year resulting from increased ounces sold at the Young-Davidson mine. These items were offset by increased production costs at Young-Davidson and El Chanate in 2014, as discussed previously.

The Company reported operating cash flow of $60.4 million during 2014, a decrease of $2.9 million from operating cash flow of $63.3 million in the same period in prior year. This decrease in operating cash flow arose primarily as a result of a reduction in the operating cash flow contribution from El Chanate. After deducting capital expenditures of $188.8 million, the Company’s net free cash flow from operations for 2014 was an outflow of $128.4 million.

13

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

2013 versus 2012

During 2013, the Company sold 160,913 gold ounces at Young-Davidson and El Chanate, compared to sales of 94,422 gold ounces in 2012 when the Young-Davidson open pit mine contributed four months of sales subsequent to the declaration of commercial production on September 1, 2012. Revenues from continuing operations during 2013 increased to $227.6 million, as compared to revenues from continuing operations of $163.6 million in 2012. This $64.0 million increase in revenue was due to an increase in ounces sold at the Young-Davidson mine, and was partially offset by lower realized gold prices in 2013. The Company sold 31,839 pre-production ounces at Young-Davidson during 2013, compared to 17,505 pre-production ounces sold during 2012. The related revenues from pre-production ounces were credited against capitalized costs.

The Company recognized a loss from continuing operations of $178.1 million in 2013, compared to a loss from continuing operations of $96.9 million in 2012. During 2013, primarily as a result of the impact of lower gold prices, the Company recorded impairment charges of $154.0 million on goodwill, property, plant and equipment and mining interests at the El Chanate mine. In addition, the Company recognized NRV adjustments on ore inventories at El Chanate and Young-Davidson of $25.5 million and $16.6 million, respectively. In 2012, the Company recorded an impairment charge related to the El Chanate mine of $127.0 million. Before these impairment charges and NRV adjustments, earnings from continuing operations were $18.0 million, a 40% decrease compared to 2012. This decrease was primarily due to reduced realized gold prices during the year, offset by earnings from a full year of operations at the Young-Davidson open pit mine, which achieved commercial production on September 1, 2012, and two months of commercial production from the underground mine which achieved commercial production on October 31, 2013.

The Company reported a net loss from continuing operations of $176.8 million in 2013, compared to a net loss from continuing operations of $99.8 million in 2012. The increase in net loss was due to the higher losses from continuing operations mentioned above and a $4.1 million increase in foreign exchange losses, offset by a $10.2 million increase in income tax recoveries. Foreign exchange gains resulted from the weakening of the Canadian dollar and Mexican peso relative to the US dollar.

During 2013, consolidated cash costs per gold ounce from continuing operations, net of by-product revenues and NRV adjustments were $676, representing a 26% increase over 2012 cash costs per gold ounce of $536. This year-over-year increase resulted from the addition of cash costs at the Young-Davidson open pit mine for a full year and higher average ore inventory costs at El Chanate. The higher costs at El Chanate were due to higher quantities of solution applied to the leach pad and a reduction in capitalized stripping costs associated with the adoption of a new accounting standard. In 2012, cash costs per gold ounce included cash costs from the Young-Davison open pit mine subsequent to the declaration of commercial production on September 1, 2012.

During 2013, all-in sustaining costs per gold ounce from continuing operations, net of by-product revenues and NRV adjustments, were $1,181, representing a 6% decrease over 2012 all-in sustaining costs per gold ounce of $1,259. The decrease is primarily due to decreased general and administration expenditures per gold ounce sold, offset by the addition of cash costs from the Young-Davidson open pit mine and increased cash costs at the El Chanate mine.

In 2013, the Company reported EBITDA of negative $109.2 million compared to EBITDA of negative $80.0 million in 2012. The decline in EBITDA is primarily due to the increase in production costs, amortization and depletion expense, and impairment charges mentioned above. These decreases in EBITDA were partially offset by an increase in revenues that resulted from a full year of operations at the Young-Davidson open pit mine.

The Company reported operating cash flow from continuing operations of $63.3 million during 2013, an increase of $70.5 million from the prior year cash outflow of $7.2 million. This increase in operating cash flow arose primarily as a result of additional operating cash flow contributed from the Young-Davidson mine, partially offset by lower operating cash flow at the El Chanate mine due to lower realized prices and higher cash costs per ounce. After deducting capital expenditures of $249.4 million, primarily related to Young-Davidson, the Company’s 2013 net free cash flow from continuing operations was an outflow of $186.2 million.

14

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices, all-in sustaining costs and total cash costs)
	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Gold ounces produced	56,583	57,037	56,198	54,214	46,017	38,456	38,186	38,441
Gold ounces sold	58,649	56,970	58,277	54,070	39,855	40,185	41,540	39,333
Average realized gold price	$1,202	$1,280	$1,283	$1,297	$1,257	$1,332	$1,369	$1,627
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(3)	$746	$706	$801	$870	$771	$628	$655	$635
Cash costs per gold ounce, net of by-product revenues(1)(3)	$935	$784	$801	$870	$1,284	$497	$848	$635
All-in sustaining costs per gold ounce, sold, net of by-product revenues and NRV adjustments(1)	$1,129	$1,101	$1,191	$1,390	$1,232	$1,210	$1,189	$1,090
All-in sustaining costs per gold ounce, sold, net of by-product revenues(1)	$1,317	$1,179	$1,191	$1,390	$1,807	$1,087	$1,382	$1,090
Revenue from mining operations	$71,194	$73,505	$75,530	$70,953	$50,782	$54,304	$57,660	$64,885
Production costs(2)	$57,262	$45,463	$48,691	$47,893	$59,972	$21,079	$39,055	$27,875
(Loss) / earnings from operations	$(115,011)	$(7,337)	$(16,293)	$(16,064)	$(104,158)	$12,230	$(103,674)	$17,515
Net (loss) / earnings	$(108,259)	$(15,722)	$(16,776)	$(28,891)	$(106,412)	$14,859	$(103,491)	$18,274
Net (loss) / earnings per share	$(0.43)	$(0.06)	$(0.07)	$(0.12)	$(0.43)	$0.06	$(0.42)	$0.07
Net (loss) / earnings per share, diluted	$(0.43)	$(0.06)	$(0.07)	$(0.12)	$(0.43)	$0.04	$(0.42)	$0.04
Earnings before interest, taxes, depreciation and amortization	$(87,309)	$22,344	$22,904	$(1,899)	$(80,069)	$28,637	$(91,432)	$33,651
Operating cash flow	$28,486	$2,788	$4,649	$24,491	$11,954	$24,338	$13,875	$13,099
Net free cash flow(1)	$(12,938)	$(47,889)	$(36,467)	$(31,121)	$(51,618)	$(55,734)	$(46,399)	$(32,405)
(1)	See the Non-GAAP Measures section on page 22.
(2)	Production costs do not include amortization and depletion or refining costs.
(3)	Gold ounces includes ounces sold at the El Chanate. For the Young-Davidson mine, gold ounces includes ounces sold in 2014 and ounces produced in 2013.

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

During the fourth quarter of 2014, the Company sold 58,649 gold ounces at the El Chanate and Young-Davidson mines, a 47% increase over 39,855 gold ounces sold in Q4 2013. Revenue increased from $50.8 million in Q4 2013 to $71.2 million in the fourth quarter of 2014. This $20.4 million increase in revenue was largely due to the increase in gold ounces sold during Q4 2014, partially offset by lower realized gold prices. The Company also sold 3,416 underground pre-production ounces at Young-Davidson during the fourth quarter of 2013, however, the related revenue from pre-production ounces sold was credited against capitalized costs.

The Company recognized a loss from operations of $115.0 million in the fourth quarter of 2014, compared to a loss from operations of $104.2 million in the same period of 2013. The increase in loss from operations in 2014 was due to impairment charges on the El Chanate mine of $90.0 million compared to impairment charges of $74.0 million in Q4 2013. During the fourth quarter of 2014, the Company also recognized NRV adjustments on ore in process heap leach inventory at El Chanate of $16.4 million. Comparatively, in Q4 2013 the Company recognized NRV adjustments totaling $16.2 million on the low grade long-term stockpile inventory at Young-Davidson and $21.0 million on the heap leach inventory at El Chanate. In addition, the increase in loss from operations was due to increased amortization and depletion costs which were higher in Q4 2014 as compared to Q4 2013 due to the addition of depletion expense from the Young-Davidson underground mine.

Q4 2014 cash costs per gold ounce, net of by-product revenues and NRV adjustments, were $746, a 3% decrease from Q4 2013. This quarter-over-quarter decrease was primarily due to increased underground contribution to overall site production at Young-Davidson and a weaker Canadian dollar compared to prior year, partially offset by an increase in average cost of ore inventories at El Chanate.

The Company reported a net loss of $108.3 million in the fourth quarter of 2014, compared to a net loss of $106.4 million in Q4 2013. Net loss increased in the current quarter as a result of the higher loss from operations discussed previously. This increase was offset by a $14.7 million increase in income tax recovery as discussed on page 17. In addition, contributing to net loss in 2014 was a $3.8 million increase in financing costs due to interest incurred on the senior secured notes issued in March 2014, and a $1.0 million increase in foreign exchange loss quarter-over-quarter, primarily due to a weaker Canadian dollar.

In the fourth quarter of 2014, all-in sustaining costs per gold ounce, net of by-product revenues and NRV adjustments, decreased by 8% to $1,129, as compared to all-in sustaining costs per gold ounce, net of by-product revenues and NRV adjustments, of $1,232 in Q4 2013. This decrease was due to lower general and administrative expenditures and increased gold ounces sold, partially offset by the higher Young-Davidson open pit cash costs noted previously.

15

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company reported EBITDA of negative $87.3 million in Q4 2014, compared to EBITDA of negative $80.1 million in Q4 2013. This quarter-over-quarter decrease in EBITDA is primarily due to higher impairment charges recorded in Q4 2014, compared to Q4 2013, as discussed previously. These items are offset by a $20.4 million quarter-over-quarter increase in revenue largely due to the increase in gold ounces sold in Q4 2014.

The Company reported operating cash flow of $28.5 million during the fourth quarter, an increase of $16.5 million over operating cash flow of $12.0 million in Q4 2013. This increase in operating cash flow was primarily due to increased gold ounces sold at Young-Davidson resulting in higher revenues during the current quarter as compared to the prior year. After deducting capital expenditures of $41.4 million, the Company’s Q4 2014 net free cash flow was negative $12.9 million.

CONSOLIDATED EXPENSES

(in thousands)
	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2014	2013	2012 (1)
Reclamation, care and maintenance costs	$5,971	$4,417	$14,066
General and administrative(2)	$25,921	$27,677	$35,730
Exploration and business development	$1,001	$1,014	$1,385
Impairment charges	$91,622	$158,574	$128,537
Finance costs	$19,910	$2,928	$2,237
Foreign exchange loss(3)	$6,639	$4,289	$179
Other loss / (income)	$17,201	$(10,167)	$(8,762)
Equity in loss / (earnings) of associate and jointly-controlled entity	$171	$2,533	$(83)
(1)

Exclusive of discontinued operations as expenses relating to discontinued operations are presented separately in the Company's Consolidated Statements of Operations for the year ended December 31, 2012.

(2)	General and administrative expense includes share-based compensation expense.
(3)

Foreign exchange losses in 2013 and 2012 have been restated as a result of the retrospective application of a voluntary change in accounting policy related to the presentation of foreign exchange gains and losses on deferred tax assets and liabilities. For further details, refer to note 3 of the consolidated financial statements for the year ended December 31, 2014.

Reclamation, care and maintenance costs in 2014 and 2013 were comprised of site overhead and other costs relating to activities at Kemess South, a mine in the decommissioning stage. Facilities at the Kemess site are being kept on care and maintenance pending the outcome of the Kemess Underground Project and Kemess East.

General and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada, but also include share-based compensation costs for key employees at all locations. Share-based compensation costs for 2014 were $7.2 million, compared to $7.4 million in 2013. Overall, general and administrative costs for 2014 decreased by $1.8 million over 2013, as the costs incurred in Q1 2014 related to the corporate restructuring were more than offset by lower travel expenses and professional fees in 2014. After excluding share-based compensation costs of $7.2 million and corporate restructuring costs of $2.0 million, general administrative costs were $16.8 million, lower than the 2014 guidance of $20.0 million, primarily due to lower travel costs and professional fees than planned.

Exploration and business development costs in 2014 were largely consistent with the same period in 2013.

During 2014, the Company recognized $91.6 million in impairment charges, including the $90.0 million impairment charge on the El Chanate mine, that was previously discussed, and a $1.6 million impairment charge on exploration properties due to discontinuation of activity at these properties. During 2013, the Company recognized $158.6 million in impairment charges, including a $154.0 million impairment charge on the El Chanate mine, and a $4.6 million impairment charge related to various exploration properties due to discontinuation of exploration at these properties.

Finance costs increased by $17.0 million in 2014 as compared to 2013 primarily as a result of additional interest incurred by the Company on the senior secured notes issued in March 2014, and lower capitalized interest due to fewer ongoing capital projects in 2014.

During 2014, foreign exchange losses increased by $2.4 million compared to 2013, primarily as a result of a weakening in the Canadian dollar and Mexican peso during the year. The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.

During 2014, the Company recorded other losses of $17.2 million compared to other income of $10.2 million in 2013. Other losses in the current year are primarily due to a $15.6 million loss recognized in Q1 2014 on the modification of convertible senior notes, amortization of $13.3 million on the retained interest royalty, and a $2.5 million reclassification of accumulated losses on available-for-sale investments from other comprehensive income to earnings. These amounts were partially offset by $6.6 million in unrealized and realized gains on investments, royalty income of $2.5 million from Crocodile Gold Corporation, and $3.2 million in net proceeds received on the transfer of a litigation claim. In 2013, other income was comprised of a $15.6 million unrealized gain on the fair value of the option component of convertible notes, offset by a $7.4 million unrealized loss on the fair value of contingent consideration.

16

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

During 2014, the Company recognized its share of losses relating to the Lynn Lake and Orion exploration projects, which are accounted for as an associate and jointly-controlled entity, respectively, using the equity method.

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During Q4 2014, the Company recognized a current tax recovery of $3.1 million and a deferred tax recovery of $14.3 million, compared to a current tax recovery of $3.7 million and a deferred tax expense of $1.1 million in Q4 2013. The increase in deferred tax recovery during the quarter is due primarily to a larger deferred tax recovery on impairment charges.

For the year ended December 31, 2014, the Company recognized a current tax recovery of $2.7 million and a deferred tax recovery of $26.3 million, compared to a current tax recovery of $0.1 million and a deferred tax recovery of $0.8 million in 2013. The current year tax recovery is due to the reversal of a reserve in the current year. The increase in deferred tax recovery is due to a larger deferred tax recovery on impairment charges, foreign exchange gains on translation of Canadian dollar and Mexican peso denominated deferred income tax liabilities, and the accounting amortization of property, plant and equipment and mining interests exceeding the amortization recognized in the determination of net income for tax purposes. These increases were offset by the weakening of the Canadian dollar relative to the US dollar, which caused an increase in taxable temporary differences.

17

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)
	As at	As at	As at
	December 31	December 31	December 31
	2014	2013	2012	2014 versus 2013
Current assets	$183,954	$291,939	$743,654

Current assets decreased during 2014, primarily due to the reduction in accounts receivable of $15.2 million, the collection of $21.7 million in income taxes receivable, and a net decrease in cash of $53.6 million.

Long-term assets	2,097,872	2,170,469	2,151,587

Long-term assets decreased due to impairment charges at El Chanate, the sale of investments, and amortization of property, plant, and equipment and intangible assets. These declines were offset by capital expenditures incurred in 2014.

Total assets	$2,281,826	$2,462,408	$2,895,241

Current liabilities	$52,121	$114,159	$95,381

Current liabilities have decreased due to a $34.9 million decline in accounts payable and accrued liabilities outstanding at period end, as well as the payment of dividends payable at December 31, 2013 and the settlement of the McKenna lawsuit in April 2014.

Long-term financial liabilities	308,064	244,607	183,532

Long-term financial liabilities increased primarily due to the completion of the senior secured notes offering, partially offset by the repayment of amounts outstanding under the Company's credit facility and convertible senior notes.

Other long-term liabilities	290,431	315,760	320,491	Other long-term liabilities decreased due to a decline in deferred income tax liabilities at December 31, 2014.

Total liabilities	$650,616	$674,526	$599,404

Shareholders’ equity	$1,631,210	$1,787,882	$2,295,837	Shareholders' equity decreased primarily as a result of the net loss recognized in 2014, and dividends declared in 2014.

18

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates. The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board. Refer to the Outlook and Strategy section on page 5 for near term factors that could influence the Company’s cash balance. Future commitments that could impact the Company’s liquidity are disclosed in the Contractual Obligations section on page 21. Management believes that the working capital at December 31, 2014, together with future cash flows from operations and the available credit facility, is sufficient to support the Company’s planned and foreseeable commitments, and dividends, if declared.

CASH FLOW

(in thousands)
	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2014	2013	2012
Cash flow from / (used in) operating activities(1)(2)	$60,414	$63,266	$(7,231)
Cash flow (used in) / from investing activities(1)(2)	(150,801)	(272,380)	554,287
Cash flow from / (used in) financing activities(1)	38,126	(250,745)	(53,198)
Effect of foreign exchange rates on cash(1)	(1,360)	(890)	(1,109)
(Decrease) / increase in cash and cash equivalents from continuing operations	(53,621)	(460,749)	492,749
Decrease in cash from discontinued operations	-	-	(68,792)
Total cash and cash equivalents, beginning of period	142,652	603,401	179,444
Total cash and cash equivalents, end of period	$89,031	$142,652	$603,401
(1)	Exclusive of discontinued operations as cash flows from discontinued operations is presented separately in the Company's Consolidated Statement of Cash Flows for the year ended December 31, 2012.
(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to note 3(a) to the consolidated financial statements for the year ended December 31, 2013.

In 2014, operating activities contributed cash flows of $60.4 million, as compared to 2013 when operating activities contributed cash of $63.3 million. Operating cash flow decreased in the 2014 primarily as a result of higher cash costs, interest payments made on the Company’s senior secured notes, the payment of accounts payable at Young-Davidson, and lower operating cash flow at El Chanate, as discussed previously. These amounts were largely offset by increased revenues due to higher production in 2014 as compared to the same period in the prior year and collection of $21.7 million in income taxes receivable in Q1 2014.

In 2014, investing activities used cash of $150.8 million compared to $272.4 million used in 2013. Year-to-date, cash flow used in investing activities was comprised of capital expenditures of $188.8 million, which was partially offset by a $14.8 million decrease in restricted cash and $23.3 million in proceeds received from the sale of investments. Cash flow used in investing activities in 2013 included capital expenditures of $249.4 million and the purchase of investments of $21.3 million.

In 2014, cash flow contributed by financing activities included $304.1 million in proceeds from the senior secured notes offering, offset by $14.4 million in dividend payments and $254.1 million in repayments of long term debt and equipment financing leases, which included repayments of $75.0 million on the outstanding credit facility and $173.0 million on the convertible senior notes. Cash flow used in financing activities in 2013 was largely comprised of $301.1 million paid to complete a substantial issuer bid and the payment of $27.7 million in dividends. This was partially offset by proceeds of $75.0 million received on the Company’s credit facility.

FLOW-THROUGH SHARES

On September 17, 2014, the Company completed a flow-through share issuance for gross proceeds of $4.6 million (CAD $5.0 million). As a result, the Company issued 833,334 common shares at a price of CAD $6.00 per share. Pursuant to the terms of the flow-through share agreement, the Company is required to incur and renounce these expenditures to subscribers by December 31, 2015. All proceeds will be used to fund exploration expenditures at the Company’s Kemess property.

SENIOR SECURED NOTES

On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured against the assets of the Company. Proceeds from this offering were used to repay $166.4 million of the Company’s outstanding convertible senior notes, to repay $75.0 million drawn under the Company’s credit facility and for general corporate purposes. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. No principal payments are due until the maturity date. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances. There are no covenants that are based on the Company’s historical financial performance.

19

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

−	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value
−	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value
−	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value

The fair value of the prepayment option embedded derivative was $6.7 million at December 31, 2014, and was offset against the carrying amount of the secured notes.

CREDIT FACILITY

The Company has access to a $150.0 million revolving credit facility, which carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the net leverage ratio of the Company, and matures on April 25, 2016. No principal payments are due until the maturity date, which may be extended upon mutual agreement by all parties. During 2014, the Company repaid the $75.0 million drawn under this facility and, as a result, had no amounts drawn under this revolving facility at December 31, 2014. The Company was in compliance with all loan covenants at December 31, 2014.

CONVERTIBLE DEBT

On March 6, 2014, the Company announced a cash tender offer to redeem all of the outstanding convertible senior notes. The consideration offered was $1,040 per $1,000 note plus accrued and unpaid interest to the payment date. On April 3, 2014, the Company paid $173.0 million to complete this offer, resulting in the redemption of $166.4 million convertible senior notes. The remaining $0.6 million of convertible senior notes remain outstanding.

At the end of 2014, the Company had $0.6 million in convertible senior notes which pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. Following the payment of dividends on December 1, 2014, the conversion rate is 94.3882 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $10.59 per common share.

INVESTMENTS

At December 31, 2014, the Company held investments with a fair market value of $0.2 million, which consisted primarily of common shares of publicly traded companies. Investments in common shares of publicly traded companies are classified as available-for-sale investments. Realized and unrealized gains on available-for-sale investments totaled $9.1 million for the year ended December 31, 2014 (year ended December 31, 2013 - unrealized losses of $5.3 million).

During the year ended December 31, 2014, the Company sold shares in various publicly listed entities for total proceeds of $23.3 million.

20

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at December 31, 2014 is as follows:

(in thousands)
	Total	Less than 1 year	1 – 3 years	3 – 4 years	4 – 5 years	Greater than 5 years
Trade payables and accrued liabilities	$42,046	$42,046	$-	$-	$-	$-
Debt	450,429	24,685	49,712	24,413	24,413	327,206
Equipment financing obligations	17,662	6,597	7,876	2,262	927	-
Future purchase commitments	9,189	9,189	-	-	-	-
Total	$519,326	$82,517	$57,588	$26,675	$25,340	$327,206

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at December 31, 2014:

	December 31, 2014	December 31, 2013
Authorized:
Unlimited number of common shares
Issued:
Common shares	249,648,617	247,569,811

The following table sets out the common shares, stock options, deferred share units, performance share units, and restricted share units outstanding as at the date of this MD&A:

February 19, 2015
Common shares	249,978,342
Stock options	13,094,101
Deferred share units	253,210
Performance share units	565,216
Restricted share units	629,176
264,520,045

In addition, the Company had outstanding convertible notes with an implied conversion price of $10.59 per share that could result in the issuance of up to 60,974 common shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

During the year ended December 31, 2014, the Company issued $315.0 million of secured notes, redeemed $166.4 million of convertible notes and sold investments for total proceeds of $23.3 million. Refer to the Liquidity and Capital Resources section on page 19 for further information on these financial instruments.

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.

As at December 31, 2014, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. Details of these option contracts for the purchase of local currencies and sale of US dollars, which settle on a monthly basis, are summarized in the table below.

		Local	Local currency	Local currency	Call option	Put option
Period covered	Contract	Currency	per month	total	per USD	per USD
30-Jan-15 31-Dec-15	Collar	CAD	7,500	90,000	1.1111	1.2246
30-Jan-15 31-Dec-15	Collar	MXN	30,000	360,000	14.00	15.71

21

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

These contracts had a negative fair value of $0.4 million at December 31, 2014, all of which has been recognized in other (loss) / income within the Consolidated Statements of Operations for the year ended December 31, 2014.

During 2013, the Company held forward contracts to protect against the risk of an increase in the value of the Mexican peso versus the US dollar. During the year ended December 31, 2013, a gain of $0.1 million was recognized in net loss on settlement of these forward contracts.

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Chief Operating Officer, and is consolidated in accordance with IFRS 10, Consolidated Financial Statements. The Company’s Chief Executive Officer and Chief Operating Officer receive no financial benefits as a result of their ownership of this entity.

Other than as discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a joint venture interest in the Orion exploration project, located in Nayarit, Mexico. Nayarit Gold de Mexico, S.A. de C.V., a company with ownership of this project, is 50% owned by the Company and 50% owned by Minera Frisco, S.A.B. de C.V., and is accounted for as a jointly-controlled entity. The Company provides management services and may, from time to time, contribute cash or other assets to the jointly-controlled entity. At December 31, 2014, the Company had a receivable from the jointly-controlled entity of $2.1 million (December 31, 2013 - $1.4 million).

As discussed previously, the Company completed a private placement with Carlisle in which the Company invested CAD $5.6 million in exchange for 19.9% of the outstanding common shares of Carlisle. In conjunction with the private placement, the Company entered into an agreement on November 11, 2014 with respect to Carlisle’s Lynn Lake Gold Camp. Under the agreement, the Company has acquired a 25% interest in the Lynn Lake Project and can earn up to a 60% interest by funding CAD $20.0 million on the project over a three-year period and delivering a feasibility study within that time period. The Company will be managing exploration and technical work related to a future feasibility study on the Lynn Lake Project. At December 31, 2014, the Company has included an advance of $0.8 million in other long-term assets which relates to ongoing work on the Lynn Lake Project.

EVENTS AFTER THE REPORTING PERIOD

(a)    Termination of retained interest royalty

On January 14, 2015, the Company finalized the agreement to terminate the retained interest royalty from Crocodile Gold and received CAD $20.0 million in cash consideration, along with net smelter royalties on future production from the Fosterville and Stawell mines of 2% and 1%, respectively.

(b)    Declaration of dividend

On February 19, 2015, the Company’s Board of Directors approved a dividend of $0.023 per share, payable to shareholders of record on March 2, 2015.

NON-GAAP MEASURES

The Company has included various non-GAAP measures throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, management, analysts and investors use this information to evaluate the Company’s operating and economic performance. However, these non-GAAP measures do not have any standardized meaning, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate these measures differently.

CASH COST PER OUNCE CALCULATION

Cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. This measure is calculated by adjusting production and refining costs as recorded in the Company’s consolidated financial statements for by-product revenues and NRV adjustments, production costs associated with unsold ounces, production costs unrelated to current period ounces sold, production costs associated with acquisition-date fair value adjustments, and production costs associated with NRV adjustments. The calculation of cash costs per gold ounce measures the benefit of any by-product silver that is produced in conjunction with gold as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from silver and other non-gold by-product sales. The Company believes that presenting this measure on this basis allows management, analysts and investors to better assess performance against other gold producers, and to better understand the importance of non-gold revenue on the Company’s cost structure.

22

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of cash cost per ounce to the consolidated financial statements:

(in thousands, except ounces and cash cost per gold ounce)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2014	2013	2014	2013
Production costs	$57,262	$59,972	$199,309	$147,981
Refining costs	$180	$139	$595	$526
Inventory and other adjustments(1)	$(1,893)	$(2,135)	$(3,798)	$(10,216)
Total cash costs	$55,549	$57,976	$196,106	$138,291
Divided by gold equivalent ounces(2)	59,244	45,150	230,270	163,599
Total cash cost per gold equivalent ounce	$938	$1,284	$852	$845
Total cash costs (per above)	$55,549	$57,976	$196,106	$138,291
By-product revenues(3)	$(715)	$(665)	$(2,915)	$(3,272)
Total cash costs, net of by-product revenues	$54,834	$57,311	$193,191	$135,019
Divided by gold ounces(4)	58,649	44,621	227,966	161,271
Total cash cost per gold ounce, net of by-product revenues	$935	$1,284	$847	$837
Total cash costs, net of by-product revenues (per above)	$54,834	$57,311	$193,191	$135,019
NRV adjustments(5)	$(11,067)	$(22,907)	$(15,500)	$(25,969)
Total cash costs, net of by-product revenues and NRV adjustments	$43,767	$34,404	$177,691	$109,050
Divided by gold ounces	58,649	44,621	227,966	161,271
Total cash cost per gold ounce, net of by-product revenues and NRV adjustments	$746	$771	$$779	$$676
(1)

Inventory and other adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocations, costs unrelated to current period ounces sold, as well as the movement in costs associated with unsold gold ounces at Young-Davidson. The total of these adjustments for the three months and years ended December 31, 2014 and 2013 were as follows:

El Chanate	$(1,893)	$(6,415)	$(2,720)	$(10,560)
Young-Davidson	$-	$4,280	$(1,078)	$344
	$(1,893)	$(2,135)	$(3,798)	$(10,216)
(2)	Gold equivalent ounces include silver ounces produced / sold converted to gold equivalent based on the ratio of the realized sales prices of the commodities.
(3)

By-product revenue is defined as the revenue from a secondary metal or mineral that is recovered during processing, and is included in revenue from mining operations in the Company's financial statements. The total by-product silver revenues adjustments for the three months and years ended December 31, 2014 and 2013 were as follows:

El Chanate	$(430)	$(562)	$(2,248)	$(2,881)
Young-Davidson	$(285)	$(103)	$(667)	$(391)
	$(715)	$(665)	$(2,915)	$(3,272)
(4)

For the three months and year ended December 31, 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate and Young-Davidson mines. For the three months and year ended December 31, 2013, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate mine and gold ounces produced at the Young-Davidson mine.

(5)	The total NRV adjustments recognized during the three months and years ended December 31, 2014 and 2013 were as follows:
El Chanate	$(11,067)	$(13,156)	$(12,160)	$(15,919)
Young-Davidson	$-	$(9,751)	$(3,339)	$(10,050)
	$(11,067)	$(22,907)	$(15,500)	$(25,969)

ALL-IN SUSTAINING COST PER OUNCE CALCULATION

All-in sustaining cost per ounce is a non-GAAP performance measure developed by the World Gold Council that reflects all of the expenditures that are required to produce an ounce of gold from current operations. The World Gold Council is a non-regulatory, non-profit, market development organization that was established in 1987 whose members include global senior mining companies. The Company is not a member of the World Gold Council, and was not involved in the development of the all-in sustaining cost measure. However, the Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. This measure uses cash costs per ounce as its basis, and also includes sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions at operating sites. As this measure seeks to reflect the full cost of producing gold at current operations, it excludes capital expenditures to develop new operations and to materially enhance production or reserves at existing operations. Certain other cash expenditures, including tax payments, increases in inventory, dividends and other financing costs, are also excluded.

23

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of all-in sustaining cost per ounce to the consolidated financial statements:

(in thousands, except ounces and all-in sustaining cost per gold ounce)
	Quarter Ended	Quarter Ended	Year ended	Year ended
	December 31	December 31	December 31	December 31
	2014	2013	2014	2013
Total cash costs, net of by-product revenues (see above)	$54,834	$57,311	$193,191	$135,019
General and administrative	$5,338	$6,909	$25,921	$27,677
Young-Davidson inventory adjustments	$-	$(4,280)	$-	$(344)
Sustaining capital expenditures(1)	$16,799	$11,799	$68,649	$52,697
Accretion and depletion of reclamation provisions	$294	$260	$1,200	$891
Total all-in sustaining costs, net of by-product revenues	$77,265	$71,999	$288,961	$215,940
Divided by gold ounces sold	58,649	39,855	227,966	160,913
All-in sustaining cost per gold ounce sold, net of by-product revenues	$1,317	$1,807	$1,268	$1,342
Total all-in sustaining costs, net of by-product revenues (per above)	$77,265	$71,999	$288,961	$215,940
NRV adjustments	$(11,067)	$(22,907)	$(15,500)	$(25,969)
Total all-in sustaining costs, net of by-product revenues and NRV adjustments	$66,198	$49,092	$273,461	$189,971
Divided by gold ounces sold	58,649	39,855	227,966	160,913
All-in sustaining cost per gold ounce sold, net of by-product revenues and NRV adjustments	$1,129	$1,232	$1,200	$1,181
(1)

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the three months and years ended December 31, 2014 and 2013 is calculated as follows:

Capital expenditures per cash flow statement	$41,424	$63,572	$188,829	$249,422
Less: Young-Davidson non-sustaining capital	$(14,900)	$(38,195)	$(97,282)	$(151,917)
Less: El Chanate non-sustaining capital	$-	$(9,025)	$(1,271)	$(34,707)
Less: Corporate and other non-sustaining capital	$(9,725)	$(4,553)	$(21,627)	$(10,101)
	$16,799	$11,799	$68,649	$52,697

Non-sustaining capital expenditures include Young-Davidson mine development that is considered to be growth, expenditures associated with sinking the MCM shaft, additional equipment and infrastructure as the Company continues to ramp up production at Young-Davidson, and exploration expenditures at El Chanate.

24

2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AND AMORTIZATION (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2014	2013	2014	2013
Net loss	$(108,259)	$(106,412)	$(169,648)	$(176,770)
Add back:
Finance costs	$5,175	$1,352	$19,910	$2,928
Amortization and depletion	$30,092	$27,649	$121,468	$65,529
Amortization included in other (loss) / income	$3,033	$-	$13,288	$-
Deferred income tax (recovery) / expense	$(14,263)	$1,071	$(26,278)	$(760)
Current income tax recovery	$(3,087)	$(3,729)	$(2,700)	$(140)
EBITDA	$(87,309)	$(80,069)	$(43,960)	$(109,213)

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash.

The following is a reconciliation of net free cash flow to the consolidated financial statements:

(in thousands)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2014	2013	2014	2013
Operating cash flow	$28,486	$11,954	$60,414	$63,266
Less: Capital expenditures	$(41,424)	$(63,572)	$(188,829)	$(249,422)
Net free cash flow	$(12,938)	$(51,618)	$(128,415)	$(186,156)

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold and silver. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among others, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors.

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2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to: environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization can be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

EFFECT OF INDEBTEDNESS ON FINANCIAL CONDITION

The Company has a significant amount of secured indebtedness. The Company’s level of indebtedness, including the secured notes issued on March 27, 2014, could have material and adverse consequences to the Company and the Company’s securityholders, including:

-	making it more difficult for the Company to satisfy its obligations to pay interest and to pay principal when due;

-

limiting the Company’s ability to obtain additional financing to repay existing indebtedness, fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non- strategic divestitures;

-

requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for payment of cash dividends, working capital, capital expenditures, acquisitions and other general corporate purposes;

-	increasing the Company’s vulnerability to general adverse economic and industry conditions;

-	limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

-	placing the Company at a disadvantage compared to other, less leveraged competitors; and

-	increasing the Company’s cost of borrowing.

The Company may not be able to generate sufficient cash to service all of its indebtedness, including the secured notes, and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful. The Company’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness.

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations. The Company’s revolving credit facility and the indenture governing the secured notes will restrict its ability to dispose of assets and use the proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. The Company may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

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2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Should the Company incur additional debt, this could increase the risks to its financial condition described above.

EFFECT OF INDEBTEDNESS ON THE COMPANY’S CURRENT AND FUTURE OPERATIONS

The Company’s revolving credit facility and the indenture governing the secured notes contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest. The Company’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in a cross-default under other debt instruments and the acceleration of all its debt. The restrictions include, without limitation, restrictions on its ability to:

-	incur additional indebtedness;

-	pay dividends or make other distributions or repurchase or redeem its capital stock;

-	prepay, redeem or repurchase certain debt;

-	make loans and investments;

-	sell, transfer or otherwise dispose of assets;

-	incur or permit to exist certain liens;

-	enter into transactions with affiliates;

-	enter into agreements restricting its subsidiaries’ ability to pay dividends; and

-	consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.

RATING OF THE COMPANY’S DEBT SECURITIES

The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency, if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of the Company’s ratings likely would make it more difficult or more expensive to obtain additional debt financing.

FOREIGN OPERATIONS

The Company has foreign property interests located in Mexico are subject to the laws and regulations of that country. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of the country and states in which the property interests are located to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist acts, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement of the Company’s legal rights to exploit its properties may not be recognized by the government of Mexico by its court systems. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

ENVIRONMENTAL LAWS AND REGULATIONS

The Company’s exploration and production activities in Mexico and Canada are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

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2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

UNCERTAINTIES OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The prices of gold have fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

INTEREST RATE RISK

At December 31, 2014, the Company did not have any amount drawn on its credit facility. If an amount is drawn, the Company is exposed to interest rate risk on its variable rate debt. The applicable interest rate may change depending on the Company’s leverage ratio during the period, but would range between LIBOR plus 2.25% to 3.50% for LIBOR loans. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage any exposure to interest rate risk in the future.

FOREIGN CURRENCY EXCHANGE RATE RISK

Metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and capital expenditures and thereby, the net free cash flow of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company may from time to time employ derivative products in respect of commodities, interest rates and/or currencies. Derivative products are generally used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk. For derivatives, credit risk is created when the fair value is positive. When the fair value of a derivative is negative, no credit risk is assumed. The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

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2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES

ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

(i)	Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or NRV. NRV is the difference between the estimated future realizable gold prices based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold ounces contained in the ore stacked on leach pads, assumptions of the amount of gold ounces stacked that is expected to be recovered from the leach pads, the amount of gold ounces in mill circuits and in stockpiles, the costs to complete the processing of ore inventory, and an assumption of the gold prices expected to be realized when the gold ounces are recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, and materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in NRV because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised NRV. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold ounces on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold ounces contained on leach pads can vary significantly from the estimates. The ounces of recoverable gold placed on the leach pads are reconciled to the balance of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold ounces from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold prices, and the ultimate estimated recovery of ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii)	Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserves and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserves and resources estimates to substantially change from period to period. Actual production could differ from amounts expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations from estimates could also occur in actual ore grades and gold recovery rates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserves and resources estimates as mineralization not previously classified as a reserve or resource becomes economic at higher gold prices.

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2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

(iii)	Goodwill and non-financial assets

Goodwill and other non-financial assets are assessed for impairment at the cash-generating unit level, on at least an annual basis, by comparing the calculated recoverable amount to the cash-generating unit’s carrying amount. If the recoverable amount of the cash-generating unit exceeds its carrying amount, goodwill is considered not to be impaired. If the carrying amount of a cash-generating unit exceeds its recoverable amount, a potential impairment exists. Significant estimates are made in calculating the recoverable amount of a cash-generating unit, including estimates of future costs to produce proven and probable reserves, future gold prices, foreign exchange rates, recovery rates, and discount rates.

(iv)	Amortization of property, plant and equipment

The Company amortizes property, plant and equipment, net of residual value, over the estimated useful life of each asset, not to exceed the life of the mine at which the asset is utilized. The physical life of these assets, and related components, may differ from the Company’s estimate.

(v)	Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of the changes.

Each period, the Company evaluates the likelihood of whether or not some portion or all of each deferred income tax asset and investment tax credits will be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

(vi)	Reclamation provisions

Reclamation provisions arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the value of a reclamation obligation in the financial statements when it is incurred, and either capitalizes this amount as an increase in the carrying amount of the related asset or, if the mine is in the decommissioning stage, records the amount as an expense. The fair values are measured by discounting the best estimate of the expected value of future cash flows required to reclaim the property upon mine closure, which are discounted to their present value for each mine operation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the country in which the mine is located. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. The Company prepares estimates of the timing and expected value of future cash flows when the liability is incurred, which are updated to reflect changes in facts and circumstances. Future changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause the expected value of future cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of estimates of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective. Significant estimates are made in calculating the fair value of reclamation provisions. Expected cash flows relating to reclamation provisions could occur over periods up to twenty years and the assessment of the extent of any necessary environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a reclamation provision, the fair value of reclamation provisions can materially change over time.

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2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

(vii)	Retained interest royalty

The Company makes estimates of amounts receivable in order to value the retained interest royalty. Future amounts receivable under these arrangements will be impacted by future gold prices, future production from the Fosterville and Stawell mines in Victoria, Australia, future foreign exchange rates, as well as related operating and capital expenditures required to sustain that production.

ACCOUNTING POLICIES AND CHANGES

The accounting policies applied in the consolidated financial statements for the year ended December 31, 2014 are consistent with those used in the Company’s Consolidated Financial Statements for the year ended December 31, 2013, with the exception of the following accounting policies adopted on January 1, 2014:

Foreign exchange gains and losses on deferred tax assets and liabilities

The consolidated financial statements reflect the retrospective application of a voluntary change in accounting policy adopted in 2014 to classify, in the Consolidated Statements of Operations, foreign exchange gains and losses arising on the translation of deferred income tax assets and liabilities within deferred income tax recovery instead of within foreign exchange losses, as previously reported. The change in accounting policy has been adopted in accordance with IAS 12, Income Taxes, which provides a policy choice to classify exchange differences arising from translation of deferred income tax assets and liabilities within deferred income tax expense / (recovery). The Company considers the classification of these exchange differences within deferred income tax recovery in the Consolidated Statements of Operations to be the most useful to financial statement users and, consequently, that this presentation results in reliable and more relevant information.

The following table outlines the effect of this accounting policy change for the years ended December 31, 2014 and 2013:

	Prior to	Restatement	Subsequent to
For the year ended December 31, 2014 (in millions):	restatement	Impact	Restatement
Foreign exchange gains / (losses)	$18.7	$(25.4)	$(6.6)
Deferred income tax recovery	0.9	25.4	26.3
Net loss	(169.6)	-	(169.6)

For the year ended December 31, 2013 (in millions):	Reported	Restatement	Restated
Foreign exchange gains / (losses)	$10.9	$(15.2)	$(4.3)
Deferred income tax (expense) / recovery	(14.5)	15.2	0.8
Net loss	(176.8)	-	(176.8)

Flow-through share financing

The Company may issue flow-through common shares to finance a portion of its Canadian exploration program. Pursuant to the Canadian Income Tax Act and the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. Proceeds received from flow-through share agreements are separated into a liability and share capital. The liability, which represents the obligation to renounce flow-through exploration expenditures, is calculated as the excess of cash consideration received over the market price of the Company’s shares on the agreement’s closing date. Upon qualifying exploration expenditures being incurred, the Company derecognizes the liability and recognizes it as other income. The related deferred tax expense is also recognized at the time the expenditures are incurred.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced, in accordance with the Canadian Income Tax Act flow-through regulations. When applicable, the estimated tax payable is accrued until paid.

Other changes in accounting policy

IFRIC 21, Levies, sets out criteria for the recognition of liabilities for levies imposed by governments. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. There was no impact on the Company’s consolidated financial statements upon the adoption of this interpretation.

Amendments to IAS 32, Financial Instruments: Presentation, clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. There was no impact on the Company’s consolidated financial statements upon the adoption of these amendments.

Amendments to IAS 36, Impairment of assets, address the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and introduce a requirement to disclose the discount rate used in determining impairment (or reversals) where the recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. There was no impact on the Company’s consolidated financial statements upon the adoption of these amendments.

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2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

STANDARDS ISSUED BUT NOT YET ADOPTED

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2014. Standards and interpretations issued, but not yet adopted, include:

Effective for the Company
Amendments to IAS 19, Employee Benefits	January 1, 2015
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements	January 1, 2016
Amendments to IFRS 11, Joint Arrangements	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018

In November 2013, the IASB issued amendments to IAS 19, Employee Benefits, which clarify benefit and medical cost actuarial assumptions used in calculation of the present value of defined benefit obligations and current service cost. These amendments are effective for annual periods beginning on or after July 1, 2014. This amendment is not anticipated to impact the Company’s consolidated financial statements as there are no defined benefit obligations.

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Company’s consolidated financial statements as revenue-based depreciation or amortization methods are not used.

In September 2014, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, and IFRS 10, Consolidated Financial Statements. These amendments address a conflict between IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. These amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

In May 2014, the IAS issued amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The standard replaces IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and SIC 31, Revenue – Barter Transactions Involving Advertising Services. This standard establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This standard is effective for annual periods beginning on or after January 1, 2017, and permits early adoption. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018. The Company will evaluate the impact of the change to the consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

CONTROLS AND PROCEDURES

(i)    Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2014, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as at December 31, 2014, the Company’s disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified by the legislation.

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2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

(ii)    Management’s Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the 2013 Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2014. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2014, and provided reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended December 31, 2014, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

KPMG LLP, an independent registered public accounting firm, has audited management’s assessment of the effectiveness of internal control over financial reporting, and have expressed their opinion in their report included with the Company’s annual consolidated financial statements.

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2014 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources: This MD&A uses the terms "measured", "indicated" or "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors Concerning International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (see note 2 to the consolidated financial statements for the year ended December 31, 2014). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in underground activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cashflows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected mill production rates and use of the stockpile inventory, expected mill recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Kemess Underground project; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company, as well as those factors discussed under “Risk Factors” in the Company’s most recent Annual Information Form.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners.

In particular, forward-looking information included in this document includes, but is not limited to: (1) production estimates and production growth rates, which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability; (2) capital expenditures and other cash costs, which assume foreign exchange rates and accuracy of production estimates, and may be impacted by unexpected maintenance, the need to hire external resources and accelerated capital plans; (3) profits and free cash flow, which assume production and expenditure estimates and may be impacted by gold prices, production estimates, and the timing of payments, and (4) reserves and resources which are forward looking statements by their nature involving implied assessment, and may be impacted by metal prices, future drilling results, operating costs, mining recoveries and dilution rates.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. For additional detail regarding risk factors affecting the Company, refer to the Company’s Annual Information Form for the year ended December 31, 2014.

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